# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORP /DE/, CIK 0000709283
CUSIP: 747906501
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 224 AIRPORT PARKWAY, SUITE 550, SAN JOSE, California (CA), 95110
Date of event which requires filing of this statement: 01/03/2025
Amends the filing with accession number 0001193125-22-086745
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Pacific Investment Mgmt Co LLC, Attn: Zephram Yowell Sr VP, Sr Counsel, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); source of funds: other (OO); sole voting power 962,127; shared voting power 0; sole dispositive power 962,127; shared dispositive power 0; aggregate amount beneficially owned 962,127 (16.7% of the class)
  Comment: (1) On January 3, 2025, the reporting person exercised (a) a warrant to purchase 114,155 shares of common stock par value $0.01 per share (the "Common Stock") of Quantum Corporation (the "Issuer" or the "Company") (CIK: 0000709283) for $54.20 a share, (b) a warrant to purchase 219,970 shares of Common Stock for $26.00 a share, (c) a warrant to purchase 63,435 shares of Common Stock for $6.20 a share, (d) a warrant to purchase 37,536 shares of Common Stock for $6.20 a share, (e) a warrant to purchase 18,750 shares of Common Stock for $6.20 a share, and (f) a warrant to purchase 224,059 shares of Common Stock for $6.20 a share. The reporting person paid the exercise price for each of these warrants on a cashless basis, resulting in the Company withholding an aggregate of 228,195 of the warrant shares to pay the exercise price and issuing to the reporting person the remaining 449,710 shares. For more information on the warrants that were exercised on January 3, 2025, please refer to the Form 8-Ks filed by the Issuer on December 28, 2018, June 17, 2020, June 6, 2023, May 29, 2024, July 12, 2024, and August 15, 2024. The securities are held by certain funds and accounts for which the reporting person serves as investment manager, advisor or sub-advisor, including (i) OC II FIE V LP, which holds 289,620 shares of Common Stock and (ii) OC III LVS XL LP, which holds 672,507 shares of Common Stock. The reporting person disclaims beneficial ownership in the reported securities, except to the extent of its pecuniary interest therein.
  (2) The number of shares outstanding for purposes of this percentage calculation assumes 5,756,735 outstanding shares of Common Stock as of January 6, 2025 according to information provided by the Company to the reporting person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QUANTUM CORP /DE/
Address of issuer's principal executive offices: 224 AIRPORT PARKWAY, SUITE 550, SAN JOSE, California (CA), 95110
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on June 14, 2023, Amendment No. 5 to Schedule 13D filed with the SEC on July 14, 2023, and Amendment No. 6 to Schedule 13D filed with the SEC on August 15, 2024 (together with this Amendment No. 7, this "statement") relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the original Schedule 13D, as amended, is hereby amended to add the following language:
On January 3, 2025, the reporting person exercised (a) a warrant to purchase 114,155 shares of common stock par value $0.01 per share (the "Common Stock") of Quantum Corporation (the "Issuer" or the "Company") (CIK: 0000709283) for $54.20 a share, (b) a warrant to purchase 219,970 shares of Common Stock for $26.00 a share, (c) a warrant to purchase 63,435 shares of Common Stock for $6.20 a share, (d) a warrant to purchase 37,536 shares of Common Stock for $6.20 a share, (e) a warrant to purchase 18,750 shares of Common Stock for $6.20 a share, and (f) a warrant to purchase 224,059 shares of Common Stock for $6.20 a share. The reporting person paid the exercise price for each of these warrants on a cashless basis, resulting in the Company withholding an aggregate of 228,195 of the warrant shares to pay the exercise price and issuing to the reporting person the remaining 449,710 shares. For more information on the warrants that were exercised on January 3, 2025, please refer to the Form 8-Ks filed by the Issuer on December 28, 2018, June 17, 2020, June 6, 2023, May 29, 2024, July 12, 2024, and August 15, 2024. The securities are held by certain funds and accounts for which the reporting person serves as investment manager,

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton / Senior Vice President (01/07/2025)